EXHIBIT 99.2

Condensed Consolidated Interim Financial Statements of

BRIGUS GOLD CORP.

At and for the three and six months ended June 30, 2011 and 2010

(unaudited)

BRIGUS GOLD CORP.
Table of Contents
June 30, 2011

Page

Condensed Consolidated Interim Statements of Financial Position	1

Condensed Consolidated Interim Statements of Operations and Comprehensive (Loss) Income	2

Condensed Consolidated Interim Statements of Shareholders’ Equity	3

Condensed Consolidated Interim Statements of Cash Flows	4

Notes to the Condensed Consolidated Interim Financial Statements	5-26

BRIGUS GOLD CORP.
Condensed Consolidated Interim Statements of Financial Position
(unaudited)

Thousands of US dollars	June 30 2011	December 31 2010
Assets
Current assets
Cash	$21,164	$6,425
Restricted cash (Note 5)	6,973	16,379
Accounts receivable and other	2,941	3,379
Prepaids	286	828
Inventories (Note 6)	6,257	9,763
Investments (Note 7)	3,440	3,440
Total current assets	41,061	40,214
Long-term inventories (Note 6)	1,660	3,338
Long-term investments (Note 7)	1,038	1,036
Property, plant and equipment (Note 8)	272,900	241,412
Restricted certificates of deposit (Note 5)	21,012	18,028
Total assets	$337,671	$304,028

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	14,730	15,752
Accrued liabilities	5,820	5,334
Deferred revenue (Note 11)	6,428	6,180
Current portion of long-term debt (Note 9)	7,998	29,525
Total current liabilities	34,976	56,791
Accrued long-term liabilities	394	3,901
Derivative instruments (Note 9)	16,964	-
Deferred revenue (Note 11)	48,521	50,120
Long-term debt (Note 9)	51,377	15,879
Equity-linked financial instruments (Note 12)	11,191	17,503
Accrued site closure costs (Note 10)	6,860	5,307
Deferred tax liability	8,925	10,320
Total liabilities	179,208	159,821
Shareholders’ Equity
Common stock (Note 12)	361,232	349,725
Additional paid-in capital	50,934	49,115
Warrants	13,733	13,733
Accumulated deficit	(267,436)	(268,366)
Total shareholders’ equity	158,463	144,207
Total liabilities and shareholders’ equity	$337,671	$304,028

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Approved on behalf of the Board of Directors

“David W. Peat”	“Wade. K. Dawe”

Director	Director

BRIGUS GOLD CORP.
Condensed Consolidated Interim Statements of Operations and Comprehensive (Loss) Income
(unaudited)

	Three months ended		Six months ended
	June 30		June 30
Thousands of US dollars (except earnings per share)	2011	2010	2011	2010

Revenue from the sale of gold	$17,883	$22,163	$31,465	$39,789

Operating expenses
Direct operating costs	10,599	7,656	21,584	18,253
Depreciation and amortization	4,783	3,467	7,417	6,679
Corporate administration	5,154	3,979	8,253	6,018
	20,536	15,102	37,254	30,950
(Loss) income from operations	(2,653)	7,061	(5,789)	8,839
Other income (expenses)
Interest income (Note 7)	1,088	59	1,172	113
Finance costs (Note 14)	(1,237)	(2,856)	(3,981)	(6,373)
Loss on modification of debentures	-	-	-	(513)
Acquisition related costs	-	(2,636)	-	(3,213)
Fair value change on equity-linked financial instruments (Note 12)	(194)	178	6,312	2,158
Loss on derivative instruments	(1,304)	(20,337)	(94)	(21,699)
Foreign exchange gain (loss) and other	287	(553)	(1)	(331)
	(1,360)	(26,145)	3,408	(29,858)
Loss before income taxes and equity loss in joint venture	(4,013)	(19,084)	(2,381)	(21,019)
Income taxes	256	-	3,311	869
Equity loss in joint venture	-	-	-	(701)
Net (loss) income and comprehensive (loss) income	$(3,757)	$(19,084)	$930	$(20,851)

(Loss) earnings per common share – basic and diluted (Note 15)	$(0.02)	$(0.22)	$0.00	$(0.27)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Weighted average number of common shares outstanding
– Basic (Note 15)	190,417,121	86,987,749	187,675,001	78,087,144
– Diluted (Note 15)	197,899,901	94,261,524	196,021,854	87,663,629

BRIGUS GOLD CORP.
Condensed Consolidated Interim Statements of Shareholders’ Equity
(unaudited)

Thousands of shares and US dollars	Common Shares	Common Stock	Additional Paid-In Capital	Warrants	Accumulated Deficit	Total Shareholders’ Equity
Balance, January 1, 2010	66,050	$202,769	$45,555	$11,579	$(215,083)	$44,820
Shares issued for services	673	1,039	-	-	-	1,039
Warrants issued for services	-	-	149	266	-	415
Warrants exercised	2,145	2,145	-	-	-	2,145
Shares issued for cash	15,625	24,497	-	-	-	24,497
Shares cancelled	(15,625)	(24,497)	5,121	-	-	(19,376)
Shares and options issued for business acquisition	60,523	75,049	1,844	-	-	76,893
Stock-based compensation	-	-	366	-	-	366
Net loss and comprehensive loss	-	-	-	-	(20,851)	(20,851)
Balance, June 30, 2010	129,391	$281,002	$53,035	$11,845	$(235,934)	$109,948

Shares issued for services	1,792	2,339	-	-	-	2,339
Warrants issued for services	-	-	(4,706)	1,888	-	(2,818)
Options exercised	569	554	-	-	-	554
Warrants exercised	64	76	-	-	-	76
Shares issued for cash and related compensation warrants	50,609	65,754	-	-	-	65,754
Stock-based compensation	-	-	786	-	-	786
Net loss and comprehensive loss	-	-	-	-	(32,432)	(32,432)
Balance, December 31, 2010	182,425	$349,725	$49,115	$13,733	$(268,366)	$144,207

Options exercised (Note 12)	433	502	-	-	-	502
Warrants exercised (Note 12)	8,387	8,702	-	-	-	8,702
Shares issued for contract settlement (Note 12)	1,396	2,303	-	-	-	2,303
Stock-based compensation (Note 12)	-	-	1,819	-	-	1,819
Net income and comprehensive income	-	-	-	-	930	930
Balance, June 30, 2011	192,641	$361,232	$50,934	$13,733	$(267,436)	$158,463

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BRIGUS GOLD CORP.
Condensed Consolidated Interim Statements of Cash Flows
 (unaudited)

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30	June 30	June 30	June 30
Thousands of US dollars	2011	2010	2011	2010
Operating activities
Net (loss) income for the period	$(3,757)	$(19,084)	$930	$(20,851)
Non-cash items:
Depreciation and amortization	4,783	3,467	7,417	6,679
Stock-based compensation	1,192	128	1,819	366
Shares and warrants issued for services	-	-	-	599
Finance costs	833	1,675	3,168	3,648
Capitalized borrowing costs	(996)	-	(1,393)	-
Interest paid on convertible debentures	-	-	-	(772)
Net change in value of derivative instruments	1,304	23,919	94	21,938
Net change in value of equity-linked financial instruments	194	(178)	(6,312)	(2,158)
Deferred income taxes	(256)	-	(3,311)	(869)
Equity investments in joint venture	-	-	-	589
Other	-	(179)	(2)	612
Net change in non-cash operating working capital (Note 16)	390	3,375	4,345	2,144
Net cash provided by operating activities	3,687	13,123	6,755	11,925

Investing activities
Property, plant and equipment	(10,380)	(5,779)	(24,096)	(7,022)
Exploration and evaluation expenditures	(3,453)	-	(5,923)	-
Net cash acquired in business acquisition	-	15,426	-	15,426
Restricted cash, certificates of deposit and other long-term assets	2,049	171	6,961	(11,121)
Net cash (used in) provided by investing activities	(11,784)	9,818	(23,058)	(2,717)

Financing activities
Proceeds on issuance of convertible debentures	-	-	47,585	-
Proceeds on issuance of other shares and warrants	-	-	-	24,497
Proceeds from exercise of warrants and options	2,318	-	9,205	2,145
Repayment of debt	(2,207)	(19,573)	(26,134)	(30,546)
Net cash provided by (used in) financing activities	111	(19,573)	30,656	(3,904)

Effect of exchange rate changes on cash	69	(571)	386	(576)

(Decrease) increase in cash	(7,917)	2,797	14,739	4,728
Cash, beginning of period	29,081	1,931	6,425	-
Cash, end of period	$21,164	$4,728	$21,164	$4,728

Supplemental cash flow information:
Interest paid	$408	$823	$1,138	$3,497
Income taxes paid	$-	$-	$-	$-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Brigus Gold Corp. (“Brigus” or the “Company”) is a publicly traded company with common shares listed on the Toronto Stock Exchange (TSX:BRD) and NYSE Amex Equities Exchange (NYSE Amex:BRD).

Brigus is principally engaged in gold mining including extraction, processing and refining as well as exploration and development of mineral deposits principally in the Americas.

2.	BASIS OF PRESENTATION

These condensed consolidated interim financial statements of the Company have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). The same accounting policies and methods of computation were followed in the preparation of these condensed consolidated interim financial statements as were followed in the preparation of the condensed consolidated interim financial statements for the three month period ended March 31, 2011. In addition, the condensed consolidated interim financial statements for the three month period ended March 31, 2011 contain certain incremental annual International Financial Reporting Standards (“IFRS”) disclosures not included in the annual financial statements for the year ended December 31, 2010 prepared in accordance with accounting principles generally accepted in the United Statements of America (“US GAAP”). Accordingly, these condensed consolidated interim financial statements for the three and six month periods ended June 30, 2011 should be read together with the annual consolidated financial statements for the year ended December 31, 2010 prepared in accordance with US GAAP, as well as the condensed consolidated interim financial statements for the three month period ended March 31, 2011.

These statements have been prepared using the historical cost basis, except for certain financial instruments.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

IFRS 9 Financial Instruments (“IFRS 9”) introduces new requirements for the classification, measurement and derecognition of financial assets and financial liabilities. Specifically, IFRS 9 requires all recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement to be subsequently measured at amortized cost or fair value.  IFRS 9 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

IFRS 10 Consolidated Financial Statements (“IFRS 10”) replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements (“IAS 27”) and SIC-12 Consolidation — Special Purpose Entities by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee (i.e., whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in special purpose entities). Under IFRS 10, control is based on whether an investor has power over the investee exposure, or rights, to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the returns.

IFRS 11 Joint Arrangements (“IFRS 11”) introduces new accounting requirements for joint arrangements, replacing IAS 31 Interests in Joint Ventures.  IFRS 11 removes the option to apply the proportional consolidation method when accounting for jointly controlled entities and eliminates the concept of jointly controlled assets.  IFRS 11 now only differentiates between joint operations and joint ventures.  A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control have rights to the net assets.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement.  The objective of IFRS 12 is to provide financial statement users with information to evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvement with unconsolidated structured entities and non-controlling interest holders' involvement in the activities of consolidated entities.

IAS 27 continues to include the requirements relating to separate financial statements which are unchanged and included in the amended IAS 27.  The other portions of IAS 27 are replaced by IFRS 10.  IAS 28 Investments in Associates and Joint Ventures is amended for conforming changes based on the issuance of IFRS 10, IFRS 11 and IFRS 12.

Each of these five standards have an effective date for annual periods beginning on or after January 1, 2013, with earlier application permitted so long as each of the other standards noted above are also early applied. However, entities are permitted to incorporate any of the disclosure requirements in IFRS 12 into their financial statements without technically early applying the provisions of IFRS 12 (and thereby each of the other four standards). The Company is currently assessing the impact of these new standards on the Company’s financial assets and financial liabilities.

IFRS 13 Fair Value Measurement (“IFRS 13”) replaces guidance on fair value measurement in existing IFRS accounting literature with a single standard. IFRS 13 defines fair value, provides guidance on how to determine fair value and requires disclosures about fair value measurements. However, IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value.  IFRS 13 is effective for annual periods beginning on or after January 1, 2013 with early application permitted. The Company is currently assessing the impact of this new standard on the Company’s financial assets and financial liabilities.

4.	RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS

a)	December 31, 2010

Subsequent to the release of the December 31, 2010 annual consolidated financial statements, management identified that a component of the warrants issued by the Company as part of the October 19, 2010 equity offering was not appropriately reflected in the Company’s December 31, 2010 annual consolidated financial statements. The component of the warrants issued as part of the equity offering was not included in the assessment of the fair value of the equity-linked financial instruments at the end of the reporting period. The 2010 comparative figures have been restated as follows:

	December 31, 2010 (As restated)	December 31, 2010 (Previously reported)
Equity-linked financial instruments	$17,503	$12,260
Additional paid-in capital	49,115	53,821
Accumulated deficit	(268,366)	(267,829)
Fair value change in equity-linked financial instruments	(4,576)	(4,039)

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

b)	March 31, 2011

Subsequent to the release of the March 31, 2011 condensed consolidated interim financial statements, management identified that the accrued long-term liability associated with the flow-through shares was not extinguished when renouncement of the tax benefits associated with the flow-through shares occurred in the three months ended March 31, 2011. As a result, the March 31, 2011 figures have been restated as follows:

	March 31, 2011 (As restated)	March 31, 2011 (Previously reported)
Accrued long-term liabilities	$386	$2,296
Accumulated deficit	(263,681)	(265,591)
Income taxes	3,055	1,145
Net income	4,685	2,775
Earnings per share - basic	0.03	0.02
Earnings per share - diluted	0.02	0.01

5.	RESTRICTED CASH AND RESTRICTED CERTIFICATES OF DEPOSIT

Restricted cash and restricted certificates of deposit are as follows:

	June 30	December 31
	2011	2010
Restricted cash, current
Project Facility	$-	$5,194
Unexpended flow-through funds	6,973	11,185
	$6,973	$16,379
Restricted certificates of deposit, non-current
Site closure obligations – Black Fox	$21,012	$18,028

a)	Project Facility

Project Facility restricted cash represents cash on deposit held in restricted accounts which required approval from the lender prior to use.  On March 23, 2011 the remaining balance of the Project Facility was repaid.

b)	Unexpended Flow-Through Funds

Unexpended flow-through funds represent funds received through flow-through share offerings which are unexpended at the consolidated balance sheet dates which the Company considers to be restricted cash.

c)	Site Closure Obligations – Black Fox

The restricted certificates of deposit represent funds pledged to the Ontario Ministry of Northern Development, Mines and Forestry (“MNDMF”) to meet the bonding requirements for the site closure obligation of the Black Fox Mine and Mill.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

6.	INVENTORIES

Inventories consist of:

	June 30	December 31
	2011	2010
Current portion of inventory
Doré	$1,402	$3,273
In-circuit gold	2,424	1,589
Stockpiled ore	967	3,427
Material and supplies	1,464	1,474
	6,257	9,763
Long-term stockpiled ore	1,660	3,338
	$7,917	$13,101

There were no inventory write-downs for stockpiled ore during the three or six months ended June 30, 2011 (2010 - $nil and $0.5 million).  There were no reversals of write-downs during the period.

7.	INVESTMENTS

Investments consist of:

	June 30	December 31
	2011	2010
Notes receivable (current)	$3,440	$3,440
Auction rate securities (non-current)	1,038	1,036
	$4,478	$4,476

On February 1, 2010, the Company sold its 50% interest in its equity accounted joint venture for consideration which included notes receivable. The notes receivable bear interest at a rate of 8% per annum. In June 2011, the Company agreed to extend the due dates of the notes receivable to October 31, 2011 in exchange for payment of accrued interest earned to date of $1.0 million.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

8.	PROPERTY, PLANT AND EQUIPMENT

	Property, plant and equipment	Mining properties and development costs	Mineral rights	Evaluation and exploration assets	Total
Cost
As at December 31, 2010	$98,309	$86,425	$70,368	$8,425	$263,527
Additions	8,024	26,677	693	5,923	41,317
Disposals	(395)	-	(52)	-	(447)
As at June 30, 2011	$105,938	$113,102	$71,009	$14,348	$304,397

	Property, plant and equipment	Mining properties and development costs	Mineral rights	Evaluation and exploration assets	Total
Accumulated depreciation
As at December 31, 2010	$15,681	$5,370	$1,064	$-	$22,115
Depreciation expense	5,629	3,729	286	-	9,644
Disposals	(262)	-	-	-	(262)
As at June 30, 2011	$21,048	$9,099	$1,350	$-	$31,497

	Property, plant and equipment	Mining properties and development costs	Mineral rights	Evaluation and exploration assets	Total
Net carrying value
As at June 30, 2011	$84,890	$104,003	$69,659	$14,348	$272,900
As at December 31, 2010	$82,628	$81,055	$69,304	$8,425	$241,412

As at June 30, 2011, the Company did not identify any indicators of impairment.

During the three and six months ended June 30, 2011, $1.0 million and $1.4 million (2010 - $nil and $nil) of borrowing costs associated with qualifying assets were capitalized within property, plant and equipment. The applicable capitalization rate for the three and six months ended June 30, 2011 was 11.5%.

The carrying value of property, plant, and equipment under finance leases at June 30, 2011 was $29.8 million (December 31, 2010 - $25.2 million).

The Company has made commitments to acquire property, plant and equipment totaling $29.3 million at June 30, 2011 (December 31, 2010 - $22.3 million).

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

9.	LONG-TERM DEBT

	June 30	December 31
	2011	2010
Convertible Debentures	$32,212	$-
Project Facility	-	20,738
Finance lease liabilities	26,295	23,659
Notes payable and other	868	1,007
Total debt	$59,375	$45,404

Current	$7,998	$29,525
Non-current	51,377	15,879
	$59,375	$45,404

a)	6.5% Senior Unsecured Convertible Debentures

On March 23, 2011, the Company issued 50,000 senior unsecured Convertible Debentures (“the Debentures”) in the aggregate principal amount of $50.0 million. The Debentures, which were issued pursuant to a Debenture Indenture dated March 23, 2011 (the “Debenture Indenture”), each have a principal amount of $1,000, bear interest at a rate of 6.5% per annum and are convertible by the holders into common shares of the Company at any time at a conversion price of $2.45 per common share. The Debentures do not allow for forced conversion by the Company prior to March 31, 2014 but after that date, the Company may redeem the Debentures if the market price of the Company’s shares is at least 125% of the conversion price.

Interest is payable in arrears in equal semi-annual installments on March 31 and September 30 in each year. The Debenture Indenture provides that in the event of a change in control of the Company, as defined therein, where 10% or more of the aggregate purchase consideration is cash, the holders are entitled to receive an additional number of common shares as defined in the Debenture Indenture.  The Debentures are unsecured and subordinate to any secured indebtedness incurred subsequent to the issue of the Debentures.

The Debentures are classified as a hybrid financial instrument for accounting purposes as a result of the holder conversion option. The conversion option is treated as a derivative liability and was measured at fair value on initial recognition, and is subsequently re-measured at fair value through profit and loss at the end of each period. At June 30, 2011, the fair value of the derivative liability was $17.0 million. The change in fair value has resulted in losses of $1.3 million and $0.1 million, which were recorded in income for the three and six months ended June 30, 2011, respectively. The debt component is measured at amortized cost and is accreted over the expected term to maturity using the effective interest method.

b)	Project Facility

On March 23, 2011, the remaining balance of the Project Facility was repaid.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

10.	ACCRUED SITE CLOSURE COSTS

The accrued site closure costs are as follows:

	June 30	December 31
	2011	2010
Balance, beginning of period	$5,307	$5,345
Accretion	411	646
Changes in estimate and foreign exchange	1,142	(684)
Balance, end of period	$6,860	$5,307

The Company’s operations are subject to reclamation and closure requirements.  The Company regularly monitors these requirements and with assistance from third party engineers, estimates the Company’s bonding requirements, and reconciles them to legal and regulatory requirements.

As of June 30, 2011, the undiscounted obligation associated with the retirement of the Company’s properties is $17.0 million (December 31, 2010 - $13.5 million). The present value of the Company’s accrued site closure liability was determined using a discount rate of 13% (December 31, 2010 - 13%).

11.	DEFERRED REVENUE

On November 9, 2010, the Company entered into an agreement (the “Agreement”) to sell a portion of future gold production from the Black Fox Mine and a portion of the adjoining Pike River property (the “Black Fox Extension”) for an upfront payment of $56.3 million and ongoing per ounce payments of the lesser of $500 per ounce of gold (subject to an inflationary adjustment beginning in 2013, not to exceed 2% per year) and the London p.m. fix price quoted by the London Bullion Market Association (the “Fixed Price”) for each ounce delivered. The Company commenced sales under this Agreement on January 1, 2011.

Under the terms of the Agreement, the upfront payment is reduced by the difference between the market price of gold on the business day prior to the date of gold delivery and the Fixed Price of the gold multiplied by the total ounces of gold delivered (the “Uncredited Balance”). If after the term of the Agreement (November 9, 2090), the Uncredited Balance has not been reduced to $nil, then the Company will be required to repay the amount of the Uncredited Balance.

The Company has the option until January 1, 2013, to reduce the gold payable of future gold production from the Black Fox Mine by increments of 1% by making a payment of $6.1 million to a maximum 6% reduction from the Black Fox Mine and 4.5% reduction from the Black Fox Extension for $36.6 million.

The Company has recorded the proceeds received as deferred revenue.  During the three and six months ended June 30, 2011, the Company recorded revenue of $1.7 million and $2.5 million, respectively, related to the Agreement. At June 30, 2011, the remaining deferred revenue balance was $54.9 million, with $6.4 million recorded as current (December 31, 2010 - $56.3 million with $6.2 million recorded as current).

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

12.	SHARE CAPITAL

a)	Common Shares

Authorized share capital of the Company consists of an unlimited number of fully paid common shares without par value.

	Number of
	shares	Amount
Outstanding, December 31, 2010	182,424,828	$349,725
Exercise of options	433,508	502
Exercise of warrants	8,387,142	8,702
Shares issued for contract settlement	1,396,134	2,303
Outstanding, June 30, 2011	192,641,612	$361,232

b)	Warrants

The following reconciles the warrants outstanding to purchase common shares of the Company at the beginning and end of the respective periods:

Number of warrants and shares issuable upon exercise
Balance, December 31, 2010	49,512,235
Exercised	(8,387,142)
Expired	(536,250)
Balance, June 30, 2011	40,588,843

Warrants issued with Canadian dollar exercise prices

As a result of having exercise prices denominated in a currency other than the Company’s functional currency (US dollar), these warrants meet the definition of derivatives and are therefore classified as derivative liabilities measured at fair value. The fair value of these warrants is determined using the Black-Scholes option pricing model or the quoted market value for warrants which are traded on open markets.  Upon exercise, the fair value of warrants included in derivative liabilities is reclassified to equity.

There were no warrants issued during the three or six months ended June 30, 2011. The fair value of warrants issued during 2010 were determined using the Black-Scholes option pricing model. The weighted average assumptions for those issuances include a risk free interest rate of 1.9%, expected life of 2 years, expected volatility of 65% and expected dividend per share of nil. The Company has used historical volatility to estimate the volatility of the share price.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

The following table summarizes information about warrants outstanding as at June 30, 2011:

	Number of warrants and shares	Exercise price
Date issued	issuable upon exercise	(Cdn$)	Expiry date
July 15, 2009	391,665	0.960	July 15, 2011
July 24, 2008	5,100,813	2.600	July 24, 2011
June 25, 2010	891,316	1.571	November 19, 2011
July 24, 2008	612,099	2.400	July 24, 2012
July 29, 2010	630,000	1.400	July 29, 2012
October 19, 2010	1,714,041	1.500	October 19, 2012
December 10, 2008	6,653,564	0.884	December 10, 2012
February 20, 2009	8,709,028	1.008	February 20, 2013
June 25, 2010	7,121,592	2.192	November 19, 2014
October 19, 2010	8,764,725	2.190	November 19, 2014
	40,588,843

c)	Stock Option Plan

The Company has a stock option plan that provides for the granting of options to directors, officers, employees and service providers of the Company at a price based on the mean between the reported high and low sales price of a common share of the Company on the date that the option is granted.  Options vest over two or three years and have a 5-year to 10-year contractual term, unless otherwise determined by the Company’s Board of Directors.  The number of common shares reserved for issuance and made available to the Board for granting of options shall not exceed 10% of the issued and outstanding common shares, provided that in any fiscal year the Company shall limit the number of options granted to a maximum of 3.33% of its issued and outstanding common shares at the beginning of the fiscal year such that the maximum is based on the number of common shares outstanding at the previous fiscal year end.

The fair value of each option granted is estimated at the time of grant using the Black-Scholes option-pricing model.  The Black-Scholes option-pricing model requires the input of subjective assumptions, including expected term of the option award and stock price volatility.  These assumptions involve inherent uncertainties and the application of management judgment. The expected term of options granted is derived from historical data on employee exercise and post-vesting employment termination behavior.  Expected volatility is based on the historic volatility of the Company’s stock. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest.

There were 2,310,250 options granted during the three and six month periods ended June 30, 2011. The weighted average assumptions for grants in the three and six month periods ended June 30, 2011 include a risk free interest rate of 2.2%, expected life of 4.4 years, expected volatility of 72% and expected dividend per share of nil. The weighted average fair value of the options granted was $0.87.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

The following reconciles the stock options outstanding at the beginning and end of the respective periods:

	June 30, 2011		December 31, 2010
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance, beginning of period	10,368,944	$1.65	2,898,593	$2.55
Granted	2,310,250	1.47	4,953,179	1.27
Granted in connection with business acquisition	-	-	3,448,746	1.25
Forfeited	(1,091,646)	2.75	(362,605)	1.90
Exercised	(433,508)	1.15	(568,969)	1.00
Balance, end of period	11,154,040	$1.53	10,368,944	$1.65

The following table summarizes information concerning outstanding and exercisable stock options at June 30, 2011:

Exercise prices		Weighted average remaining contractual life (in years)	Number of options outstanding	Weighted average exercise price	Number of options exercisable	Weighted average exercise price
$0.50 - $1.00		2.6	1,053,387	$0.77	1,053,387	$0.77
$1.00 - $1.50		3.7	6,407,875	1.25	1,335,367	1.20
$1.50 - $2.00		3.6	1,732,886	1.66	235,035	1.70
$2.00 - $2.50		1.7	1,373,637	2.21	1,348,637	2.21
$2.50	+	1.2	586,255	3.99	586,255	3.99
		3.2	11,154,040	$1.53	4,558,681	$1.78

At June 30, 2011, the intrinsic value of the stock options outstanding was $3.6 million (December 31, 2010 - $6.8 million) and the intrinsic value of the stock options that were exercisable was $1.6 million (December 31, 2010 - $2.8 million).

d)	Share-based Payment Expense

The total expense recognized in the Statement of Operations and Comprehensive Income for share-based payment transactions for the three and six months ended June 30, 2011 is $1.2 million and $1.8 million, respectively, (2010 - $0.1 million and $0.4 million).

13.	EMPLOYEE BENEFIT PLAN

The Company maintains a defined contribution plan for all employees. The amounts charged to earnings for the Company’s defined contribution plan for the three and six month periods ended June 30, 2011 is $0.1 million and $0.2 million, respectively (2010 - $0.1 million and $0.2 million).

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

14.	FINANCE COSTS

	Three months ended		Six months ended
	June 30		June 30
	2011	2010	2011	2010
Interest and accretion on convertible debentures	$1,428	$193	$2,374	$408
Accretion on accrued site closure costs	209	177	411	352
Amortization of debt discount	-	1,226	1,263	2,809
Interest on finance leases and other	596	1,260	1,327	2,804
	2,233	2,856	5,375	6,373
Less: capitalized interest	(996)	-	(1,394)	-
	$1,237	$2,856	$3,981	$6,373

15.	(LOSS) EARNINGS PER SHARE

The earnings and weighted average number of common shares used in the calculation of basic (loss) earnings per share are as follows:

	Three months ended		Six months ended
	June 30		June 30
	2011	2010	2011	2010
Net (loss) income	$(3,757)	$(19,084)	$930	$(20,851)
Weighted average number of shares outstanding, basic	190,417,121	86,987,749	187,675,001	78,087,144
Dilutive securities:
Options	1,634,398	808,177	1,964,887	1,078,816
Warrants	5,848,382	6,465,598	6,381,966	8,497,669
Weighted average number of shares outstanding, diluted	197,899,901	94,261,524	196,021,854	87,663,629
Basic and diluted (loss) earnings per share	$(0.02)	$(0.22)	$0.00	$(0.27)

For the three and six month period ended June 30, 2011, shares issuable on exercise of share options and warrants totaling 26,050,114 and 25,088,798 (2010 – 17,413,566 and 17,372,509), respectively and on conversion of the convertible debentures totaling 20,408,163 (2010 – 2,145,000) were excluded in the calculation of diluted earnings per share as their effect would have been anti-dilutive.

16.	SUPPLEMENTAL CASH FLOW INFORMATION

Net changes in non-cash operating working capital items for the three and six months ended June 30 are as follows:

	Three months ended		Six months ended
	June 30		June 30
	2011	2010	2011	2010
Accounts receivable and other	$(850)	$(206)	$525	$377
Prepaids	229	320	563	217
Inventories	1,608	(770)	6,750	(1,073)
Accounts payable	291	1,961	(2,386)	567
Accrued liabilities	32	2,070	244	2,056
Deferred revenue	(920)	-	(1,351)	-
	$390	$3,375	$4,345	$2,144

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

Non-cash transactions for the three and six months ended June 30 that are not reflected in the Consolidated Statements of Cash Flows are as follows:

	Three months ended		Six months ended
	June 30		June 30
	2011	2010	2011	2010
Increase in prepaid assets due to financing	$-	$-	$-	$1,080
Increase in additional paid-in capital from the cancellation of issued common shares	-	5,121	-	5,121
Depreciation capitalized	543	-	2,109	-
Equipment purchases under finance lease	4,361	2,605	5,916	2,605
Shares issued for contract settlement	-	-	2,303	-

17.	FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)	Capital Management

The primary objective of managing the Company’s capital is to ensure that there is sufficient available capital to support the long-term growth strategy of the Company in a way that optimizes the cost of capital and shareholder returns, and ensures the Company remains in sound financial position.  There were no changes in the Company’s overall capital management approach during the period.

b)	Fair Values of Financial Instruments

The estimated fair values of the Company’s financial instruments are as follows:

	June 30, 2011		December 31, 2010
	Carrying amount	Fair value	Carrying amount	Fair value
Cash	$21,164	$21,164	$6,425	$6,425
Restricted cash	6,973	6,973	16,379	16,379
Accounts receivable and other	2,941	2,941	3,379	3,379
Investments	4,478	4,478	4,476	4,476
Restricted certificates of deposit	21,012	21,012	18,028	18,028
Accounts payable	14,730	14,730	15,752	15,752
Accrued liabilities	6,214	6,214	9,235	9,235
Derivative instruments (liabilities)	16,964	16,964	-	-
Borrowings
Current	7,998	7,998	29,525	30,787
Long-term	51,377	66,125	15,879	15,879
Equity-linked financial instruments	11,191	11,191	17,503	17,503

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

c)	Financial Risk Management Objectives

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include market risk, credit risk, liquidity risk, currency risk, interest rate risk and commodity price risk.  Where material, these risks are reviewed and monitored by the Board of Directors.

d)	Market Risk

Gold prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and worldwide political and economic conditions. The profitability of the Company is directly related to the market price of gold.

There has been no change to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

e)	Credit Risk

Credit risk on financial instruments arises from the potential for counterparties to default on their obligations to the Company. The Company’s credit risk is limited to cash, accounts receivable, restricted cash, restricted certificates of deposit, auction rate securities and notes receivable in the ordinary course of business.  The Company’s maximum exposure to credit risk is represented by the carrying amount of the Company’s cash, accounts receivable, restricted cash, restricted certificates of deposit, auction rate securities and notes receivable.  Cash, restricted cash, restricted certificates of deposit and auction rate securities are placed with high-credit quality financial institutions.  The Company sells its gold production exclusively to large international organizations with strong credit ratings.  The balance of accounts receivable owed to the Company in the ordinary course of business is not significant.  The fair value of accounts receivable approximates carrying value due to their relatively short periods to maturity.  There are no material financial assets that the Company considers to be past due.
The Company is not exposed to significant credit risk.  The Company’s credit risk has not changed significantly from December 31, 2010.

On a quarterly basis, the Company assesses whether there has been an impairment of financial assets.  The Company has not recorded an impairment on any of the Company’s financial assets during the three and six months ended June 30, 2011.

f)	Liquidity Risk

Liquidity risk is the risk that the Company will not meet its financial obligations as they become due.  The Company has a planning and budgeting process to monitor operating cash requirements including amounts projected for the existing capital expenditure program and plans for expansion, which are adjusted as input variables change.  These variables include, but are not limited to, available bank lines, mineral production from existing operations, commodity prices, taxes and the availability of capital markets.  As these variables change, liquidity risks may necessitate the need for the Company to issue equity or obtain project debt financing.

Trade payables and accrued liabilities are paid in the normal course of business generally according to their terms.  The Company’s overall liquidity risk has decreased from the prior year as a result of the repayment of the Black Fox Project Facility and issue of $50 million in Convertible Debentures.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments.  The following table summarizes the remaining contractual maturities of the Company’s financial liabilities:

	Payments due by period as of June 30, 2011					December 31, 2010
	Within 1 year	1-3 years	4-5 years	Over 5 years	Total	Total
Accounts payable and accrued liabilities	$20,550	$394	$-	$-	$20,944	$24,987
Long-term debt	7,998	19,165	32,212	-	59,375	45,404
Operating lease obligations	560	552	-	-	1,112	1,441
Contractual commitments	28,739	-	511	-	29,250	22,315
	$57,847	$20,111	$32,723	$-	$110,681	$94,147

g)	Currency Risk

Financial instruments that impact the Company’s net income due to currency fluctuations include Canadian dollar cash, restricted cash, restricted certificates of deposit, accounts payable and accrued liabilities.  For the three and six months ended June 30, 2011, the sensitivity of the Company’s net income due to changes in the exchange rate between the Canadian dollar and the United States dollar would have impacted net income by $0.5 million and $1.1 million for a 10% increase or decrease in the Canadian dollar.

h)	Interest Rate Risk

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. As of June 30, 2011, the Company’s significant outstanding borrowings consist of $50 million of convertible debentures which accrue interest at an annual rate of 6.5%. The weighted average interest rates paid by the Company on its outstanding borrowings during the three and six months periods ended June 30, 2011 was 6.2% and 6.3%, respectively (2010 – 7.2% and 7.5%).
For the three and six months ended June 30, 2011, a 100 basis point increase or decrease in interest rates would have impacted net income by $nil and $0.4 million, respectively, on the amount of interest expense recorded during those periods.

i)	Commodity Price Risk

The Company’s principal business includes the sale of gold.  Revenues, earnings and cash flows from the sale of gold are sensitive to changes in market prices, over which the Company has no control.  The Company has the ability to address its price-related exposures through the limited use of options and future and forward contracts.  The Company is currently an unhedged gold producer and does not have any options and future and forward contracts.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

j)	Fair Value Measurements Recognized in the Condensed Consolidated Interim Statement of Financial Position

The Company has certain financial assets and liabilities that are held at fair value. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices). Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

At June 30, 2011 the levels in the fair value hierarchy into which the Company’s financial assets and liabilities are measured and recognized in the Statement of Financial Position at fair value are categorized are as follows:

	Level 1	Level 2	Level 3
	Input	Input	Input
Cash and restricted cash	$28,137	$-	$-
Restricted certificates of deposit	21,012	-	-
Equity-linked financial instruments	11,110	81	-
Conversion option on convertible debt	-	16,964	-
Investments	-	-	4,478
	$60,259	$17,045	$4,478

There were no transfers between Level 1 and 2 in the period. The fair value of the Level 1 equity-linked financial instruments is based on quoted market prices.  The fair value of the Level 2 equity-linked financial instruments and the conversion option on convertible debt is determined using a Black-Scholes model based on assumptions that are supported by observable market conditions. The investments include $3.4 million in long-term notes receivable and $1.0 million in auction rate securities. The notes receivable are valued using Level 3 inputs pertaining to the valuation of the property securing the notes. The auction rate securities are valued using probability-weighted discounted cash flows.

18.	OPERATING LEASE ARRANGEMENTS

Future minimum lease payments under non-cancellable operating leases are as follows:

	June 30	December 31
	2011	2010
Less than 1 year	$560	$656
Between 1 and 5 years	552	785
More than 5 years	-	-
	$1,112	$1,441

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

19.	SEGMENT INFORMATION

The Company owns and operates the Black Fox Mine and Mill and its adjacent Grey Fox and Pike River exploration properties.  Additionally, the Company owns the Goldfields development project in Canada and other exploration properties in Mexico (Ixhuatán and Huizopa) and the Dominican Republic.

The Company sells all gold produced to two customers.  The Company is not economically dependent on these customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide.

The following are the operating results by segment:

	Three months ended June 30, 2011
	Black Fox Canada	Goldfields Project Canada	Other Exploration Properties	Corporate	Total
Revenue from the sale of gold	$17,883	$-	$-	$-	$17,883
Direct operating costs	10,599	-	-	-	10,599
Depreciation and amortization	4,770	-	-	13	4,783
Corporate administration	-	-	-	5,154	5,154
Income (loss) from operations before other items	2,514	-	-	(5,167)	(2,653)
Finance costs	1,237	-	-	-	1,237
Expenditures on exploration and evaluation, mining interests and property, plant and equipment	$18,968	$777	$18	$20	$19,783

	Six months ended June 30, 2011
	Black Fox Canada	Goldfields Project Canada	Other Exploration Properties	Corporate	Total
Revenue from the sale of gold	$31,465	$-	$-	$-	$31,465
Direct operating costs	21,584	-	-	-	21,584
Depreciation and amortization	7,388	-	-	29	7,417
Corporate administration	-	-	-	8,253	8,253
Income (loss) from operations before other items	2,493	-	-	(8,282)	(5,789)
Finance costs	3,981	-	-	-	3,981
Expenditures on exploration and evaluation, mining interests and property, plant and equipment	$39,144	$2,088	$31	$54	$41,317

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

	Three months ended June 30, 2010
	Black Fox Canada	Goldfields Project Canada	Other Exploration Properties	Corporate	Total
Revenue from the sale of gold	$22,163	$-	$-	$-	$22,163
Direct operating costs	7,656	-	-	-	7,656
Depreciation and amortization	3,461	-	-	6	3,467
Corporate administration	-	-	-	3,979	3,979
Income (loss) from operations before other items	11,046	-	-	(3,985)	7,061
Finance costs	2,659	-	-	197	2,856
Expenditures on exploration and evaluation, mining interests and property, plant and equipment	$3,968	$-	$65	$-	$4,033

	Six months ended June 30, 2010
	Black Fox Canada	Goldfields Project Canada	Other Exploration Properties	Corporate	Total
Revenue from the sale of gold	$39,789	$-	$-	$-	$39,789
Direct operating costs	18,253	-	-	-	18,253
Depreciation and amortization	6,667	-	-	12	6,679
Corporate administration	-	-	-	6,018	6,018
Income (loss) from operations before other items	14,869	-	-	(6,030)	8,839
Finance costs	5,655	-	-	718	6,373
Expenditures on exploration and evaluation, mining interests and property, plant and equipment	$5,013	$-	$82	$-	$5,095

	Black Fox Canada	Goldfields Project Canada	Other Exploration Properties	Corporate	Total
Total assets at June 30, 2011	$229,904	$44,063	$23,184	$40,520	$337,671
Total assets at December 31, 2010	$212,681	$40,897	$23,048	$27,402	$304,028

20.	TRANSITION TO IFRS

The Company’s consolidated financial statements for the year ending December 31, 2011 will be the Company’s first set of annual financial statements that comply with IFRS, including the application of IFRS 1. IFRS 1 requires an entity to adopt IFRS in its first annual financial statements prepared under IFRS by making an explicit and unreserved statement of compliance with IFRS in those financial statements.  The Company will make this statement when it issues its December 31, 2011 annual financial statements. For the current interim period, the Company has only complied with the requirements of IAS 34.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

IFRS 1 requires that comparative financial information be provided.  As a result, the Company has applied IFRS as of January 1, 2010.  IFRS requires first-time adopters to retrospectively apply all IFRS’s that will be in effect at its December 31, 2011 reporting date. However, IFRS 1 provides for certain optional and certain mandatory exceptions for first-time adopters.  The Company has applied certain of these exemptions to its opening Statement of Financial Position dated January 1, 2010.

A reconciliation of the impact of the transition from US GAAP to IFRS on the Company’s financial position, financial performance and cash flows is set out in the following tables and notes that accompany the tables:

Reconciliation of assets, liabilities and shareholders’ equity as at June 30, 2010:

	Notes	US GAAP	Effect of IFRS Transition	IFRS

Assets
Current assets
Cash		$4,728	$-	$4,728
Restricted cash		17,524	-	17,524
Accounts receivable and other		1,453	-	1,453
Prepaids		1,317	-	1,317
Inventories	a	5,283	876	6,159
Total current assets		30,305	876	31,181
Long-term inventories	a	4,538	186	4,724
Long-term investments		4,476	-	4,476
Property, plant and equipment	a,b,d	174,783	33,474	208,257
Restricted certificates of deposit		14,650	-	14,650
		$228,752	$34,536	$263,288
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable		$7,902	$-	$7,902
Accrued liabilities		3,833	-	3,833
Derivative instruments		19,370	-	19,370
Current portion of long-term debt		27,152	-	27,152
Total current liabilities		58,257	-	58,257
Accrued long-term liabilities		1,877	-	1,877
Derivative instruments		39,988	-	39,988
Long-term debt		32,018	-	32,018
Equity-linked financial instruments	e	21,002	(14,939)	6,063
Accrued site closure costs		5,620	-	5,620
Deferred tax liability	f	9,946	(429)	9,517
Total liabilities		168,708	(15,368)	153,340
Shareholders’ Equity
Common stock		281,002	-	281,002
Additional paid-in capital		53,035	-	53,035
Warrants	e	-	11,845	11,845
Accumulated deficit	a,b,d,e,f	(273,993)	38,059	(235,934)
Total shareholders’ equity		60,044	49,904	109,948
Total liabilities and shareholders’ equity		$228,752	$34,536	$263,288

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

Reconciliation of loss and comprehensive loss for the three months ended June 30, 2010:

	Notes	US GAAP	Effect of IFRS Transition	IFRS
Revenue from the sale of gold		$22,163	$-	$22,163

Operating expenses
Direct operating costs	a,d	8,274	(618)	7,656
Depreciation and amortization	a,b,f	4,029	(562)	3,467
Corporate administration		3,681	-	3,681
Exploration and business development	a	1,426	(1,128)	298
		17,410	(2,308)	15,102
Income from operations		4,753	2,308	7,061
Other income (expenses)
Interest income		59	-	59
Finance costs		(2,856)	-	(2,856)
Acquisition related costs		(2,636)	-	(2,636)
Fair value change on equity-linked financial instruments	e	1,881	(1,703)	178
Loss on derivative instruments		(20,337)	-	(20,337)
Foreign exchange loss and other		(553)	-	(553)
		(24,442)	(1,703)	(26,145)
Loss before income taxes and equity loss in joint venture		(19,689)	605	(19,084)
Income taxes		-	-	-
Equity loss in joint venture		-	-	-
Net loss and comprehensive loss		$(19,689)	$605	$(19,084)

Loss per common share – basic and diluted		$(0.23)		$(0.22)

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

Reconciliation of loss and comprehensive loss for the six months ended June 30, 2010:

	Notes	US GAAP	Effect of IFRS Transition	IFRS

Revenue from the sale of gold		$39,789	$-	$39,789

Operating expenses
Direct operating costs	a,d	18,258	(5)	18,253
Depreciation and amortization	a,b,f	7,490	(811)	6,679
Corporate administration		5,630	-	5,630
Exploration and business development	a	1,697	(1,309)	388
		33,075	(2,125)	30,950
Income from operations		6,714	2,125	8,839
Other income (expenses)
Interest income		113	-	113
Finance costs		(6,373)	-	(6,373)
Loss on modification of debentures		(513)	-	(513)
Acquisition related costs		(3,213)	-	(3,213)
Fair value change on equity-linked financial instruments	e	11,894	(9,736)	2,158
Loss on derivative instruments		(21,699)	-	(21,699)
Foreign exchange loss and other		(331)	-	(331)
		(20,122)	(9,736)	(29,858)
Loss before income taxes and equity loss in joint venture		(13,408)	(7,611)	(21,019)
Income taxes		869	-	869
Equity loss in joint venture		(701)	-	(701)
Net loss and comprehensive loss		$(13,240)	$(7,611)	$(20,851)

Loss per common share – basic and diluted		$(0.17)		$(0.27)

Reconciliation of consolidated statement of cash flows

The transition to IFRS did not have a significant impact on the Company’s Consolidated Statement of Cash Flows for the period ended June 30, 2010. The transition adjustments recognized in the Statement of Financial Position and Statement of Operations and Comprehensive Income (Loss) have resulted in reclassifications of various amounts on the Statement of Cash Flows. However, there were no significant changes to the total operating, financing or investing cash flows, therefore a reconciliation has not been prepared.

The IFRS transition adjustments that impacted the Company’s financial statements at December 31, 2010 and June 30, 2010 are as follows:

a) Capitalization of Exploration and Evaluation Expenditures

Under US GAAP, exploration expenditures incurred to locate areas of potential mineralization are expensed as incurred.  Capitalization of these costs is only permitted once the commercial feasibility of the mineral deposits has been established. IFRS permits entities to capitalize or expense exploration costs, subject to certain limits. Under IFRS, the Company will capitalize exploration costs, once the legal right to explore has been established.  This accounting policy choice has been applied retrospectively. The capitalization of exploration and evaluation costs resulted in an increase to retained earnings of $32.2 million and an increase to inventory of $1.3 million at June 30, 2010.  Depreciation expense decreased by $0.7 million and $1.0 million for the three and six month periods ended June 30, 2010 while exploration and evaluation expenditures were reduced by $1.1 million and $1.3 million, respectively.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

The capitalization of exploration and evaluation costs resulted in an increase to retained earnings of $32.2 million and an increase to inventory of $1.3 million at June 30, 2010.  Depreciation expense decreased by $0.7 million and $1.0 million for the three and six month periods ended June 30, 2010 while exploration and evaluation expenditures were reduced by $1.1 million and $1.3 million, respectively.

b) Componentization of Property, Plant and Equipment

IFRS requires that each component of an item of property, plant and equipment with a significant cost in relation to the total cost of the item should be depreciated separately, according to its useful life. Under US GAAP, a components approach for depreciation is permitted but not required.

The adjustment to property, plant and equipment and depreciation expense for the three and six month period ended June 30, 2010 was $0.1 million and $0.3 million, respectively.

c) Borrowing Costs

Both US GAAP and IFRS contain provisions for capitalizing certain borrowing costs associated with qualifying assets. However, there are differences as to which costs qualify for capitalization, the definition of a qualifying asset, and the amounts eligible for capitalization in relation to specific borrowings.

Under US GAAP, capitalized interest relating to the Black Fox underground mine was determined by applying the capitalization rate to the average of the accumulated expenditures relating to the underground mine during 2010. Under IFRS, the proceeds from the flow-through share issuance are deemed to relate specifically to the underground mine. IFRS does not address capitalization of interest associated with equity financing.  Accordingly, under IFRS, the capitalization rate is applied only to expenditures not covered by the flow-through share issuance.

The Company has elected to take the IFRS 1 exemption relating to borrowing costs and apply IAS 23 effective January 1, 2010. Accordingly, there are no adjustments to opening retained earnings or for the period ended June 30, 2010.

d) Stripping Costs

Under US GAAP, stripping costs incurred during the production stage of a mine are included in the cost of inventory produced during the period in which the stripping costs were incurred. The Company’s policy under IFRS is to capitalize stripping costs during the production phase incurred to access ore that will be mined in future periods as it will provide a future economic benefit. Stripping costs incurred and capitalized during the production phase are depleted using the unit-of-production method over the reserves that directly benefit from the related stripping activity.

The Company has determined that certain stripping costs incurred during the production phase at Black Fox should be capitalized as they were incurred to provide access to ore that will be mined in future periods.  The adjustment to increase property, plant and equipment and reduce direct operating costs for the three and six month period ended June 30, 2010 was $0.6 million.

BRIGUS GOLD CORP.
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2011
(unaudited – stated in US dollars; tabular amounts in thousands except share and per share data)

e) Warrants Issued for Services Received

Under US GAAP, an equity-linked financial instrument is not considered to be indexed to the entity’s own stock if the strike price is denominated in a currency other than the issuer’s functional currency.  The Company has outstanding warrants that are denominated in Canadian dollars, which differs from the Company’s US dollar functional currency. As a result, these warrants were not considered to be indexed to the Company’s own stock, and were accounted for separately as derivative liability instruments with fair value assessed at each reporting date, rather than as equity instruments.

Under IFRS, warrants to purchase common shares of the Company issued for services received fall within the scope of IFRS 2, rather than IAS 32 Financial Instruments: Presentation.  Warrants issued within the scope of IAS 32 will continue to be accounted for as derivative liabilities. Warrants issued for services which fall within the scope of IFRS 2, known as compensation warrants, are accounted for differently under IFRS. IFRS 2 requires that compensation warrants are initially recorded at fair value based on the fair value of the goods or services received.  IFRS also requires that equity settled transactions are classified on the Statement of Financial Position within equity.

The adjustments required for compensation warrants for the period ended June 30, 2010 include a decrease in the liability of $14.9 million which includes a reclassification from equity-linked financial instruments to equity of $11.8 million. The impact on the fair value of the equity linked-financial instruments for the three and six month periods ended June 30, 2010 was a decrease of $1.7 million and $9.7 million, respectively.

f) Income taxes

IFRS disallows deferred taxes to be recognized on the initial recognition of an asset or liability that results from a transaction that is not a business combination. There was a reduction in the deferred tax liability and property, plant and equipment balances at June 30, 2010 of $0.4 million related to the reversal of the deferred tax liability associated with the acquisition of the Black Fox Mill.